SCHEDULE 13D
                            (RULE 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-
                               1(a) and
          Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. )*


                    ACCESS SOLUTIONS INTERNATIONAL
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                              ----------
                           (Name of Issuer)


                             Common Stock
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                              ----------
                    (Title of Class of Securities)



                               004317103
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                              ----------
                            (CUSIP Number)

                            Andrew Pfeifer
                          531 Fairfield Drive
                         Louisville, KY  40206
                             502-895-8445
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                              ----------
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)


                           November 22, 2001
----------------------------------------------------------------------
                              ----------
        (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to
 report the acquisition which is the subject of this Schedule 13D, and is filing
  this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                          following box / /.
       Note: Schedules filed in paper format shall include a signed original
       and five copies of the schedule, including all exhibits.  See
                                 Rule
         13d-7(b) for other parties to whom copies are to be sent.

           *The remainder of this cover page shall be filled out for a reporting
      person's initial filing on this form with respect to the subject class of
          securities, and for any subsequent amendment containing
                           information which
          would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO.                         13D                        PAGE
OF    PAGES
----------------------------------------------------------------------
----------
1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS
    (ENTITIES ONLY)

Andrew Pfeifer
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----------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]

(b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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----------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)
[ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    237,500
   SHARES      -------------------------------------------------------
----------
                8   SHARED VOTING POWER
BENEFICIALLY
                    None
OWNED BY EACH  -------------------------------------------------------
----------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    237,500
   PERSON      -------------------------------------------------------
----------
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
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----------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    237,500
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----------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)
[ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.99%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value (the "Common Stock"), of Access Solutions International Inc. (the "Issuer") a Delaware corporation. The address of the Issuer's executive office is located at 850 Main Street, East Greenwich, Rhode Island 02818.

ITEM 2. IDENTITY AND BACKGROUND
   (a)  Andrew Pfeifer
   (b)  His address is 531 Fairfield Drive, Louisville, KY 40206.
   (c)  Principal occupation is entrepreneur and investor
   (d) During the last five years, Andrew Pfeifer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) During the last five years, Andrew Pfeifer has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decrees or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation of such laws.
   (f)  Andrew Pfeifer is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source and amount of funds used to purchase the securities was Mr. Pfeifer's personal savings. There was no borrowing involved in the acquisition of his shares.

ITEM 4. PURPOSE OF TRANSACTION
         The purpose of the acquisition of securities of the issuer is for investment purposes. Accordingly, there are no plans or proposals which the reporting person has that would result in:

         (a) the acquisition of additional securities of the issuer or disposal of securities of the issuer, however and except, Andrew
Pfeifer
             may decide to acquire additional securities or dispose of some or all of his securities depending upon the securities increase or decrease in the price reflected on the stock market;
         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or
any of its
             subsidiaries;
         (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
         (d) any change in the present board of directors or management of the issuer;
         (e) any material change in the present capitalization or dividend policy of the issuer;
         (f) any other material change in the issuer's business or corporate structure;
         (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the
             acquisition of control of the issuer by any person;
         (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the
             Act; or
         (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
         (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 is 237,500 shares consisting of approximately 5.99% of the 3,963,940 securities outstanding.
         (b) Andrew Pfeifer has 237,500 shares which he has sole power to vote or direct the vote, no shares which he has shared power to vote or direct the vote, has 237,500 shares which he has sole power to dispose or direct the disposition, and no shares which he has shared power to dispose or direct the disposition.
         (c) The description of any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less by Andrew
             Pfeifer, the reporting person is attached as Exhibit A
(trading
             purchases and sales of the issuer during the past 60 days including date, amount of securities involved, price per share and how and where the transaction was effected).
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.
         (e) N/A [the date the reporting person cease to be the beneficial owner of more than five percent of the class of securities].

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO
SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings (legal or otherwise) among the person named in Item 2 and between such persons and any person with respect to any securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - (trading purchases and sales of the issuer during the past 60 days including date, amount of securities involved, price per share and how and where the transaction was effected)



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Date: November 29, 2002

                                     /s/ Andrew Pfeifer
                                     ---------------------------------
---------.
                                     Andrew Pfeifer

                                    EXHIBIT A
                                  SCHEDULE 13D
                                 Andrew Pfeifer
             Date of Event that Requires filing: November 22, 2002

                                 Number of             Price per
Where and How
         Date of                   Shares                Share
Transaction was
       Transaction               Purchased
Affected


 9/23/200            5000            $0.265         market
        2
 9/23/200            5000            $0.264         market
        2
 9/23/200            5000            $0.264         market
        2
 9/23/200            5000            $0.252         market
        2
 9/23/200            5000            $0.252         market
        2
 9/24/200            5000            $0.255         market
        2
 9/24/200            5000            $0.254         market
        2
 9/30/200            5000            $0.265         market
        2
 9/30/200            5000            $0.264         market
        2
 10/1/200            5000            $0.265         market
        2
 10/3/200            5000            $0.260         market
        2
 10/3/200            5000            $0.252         market
        2
 10/3/200            5000            $0.252         market
        2
 10/3/200            5000            $0.252         market
        2
 10/3/200            5000            $0.247         market
        2
 10/3/200            5000            $0.252         market
        2
 10/3/200            5000            $0.252         market
        2
 10/3/200            5000            $0.252         market
        2
 10/3/200            5000            $0.252         market
        2
 10/3/200            5000            $0.252         market
        2
 10/7/200            5000            $0.259         market
        2
 10/7/200            5000            $0.260         market
        2
 10/7/200            5000            $0.259         market
        2
 10/11/20            5000            $0.257         market
       02
 10/14/20            5000            $0.264         market
       02
 10/14/20            5000            $0.265         market
       02
 10/14/20            5000            $0.242         market
       02
 10/14/20            5000            $0.252         market
       02
 10/14/20            5000            $0.252         market
       02
 10/14/20            5000            $0.237         market
       02
 10/15/20            5000            $0.255         market
       02
 10/16/20           10000            $0.262         market
       02
 10/16/20            5000            $0.255         market
       02
 10/17/20            5000            $0.252         market
       02
 10/24/20            5000            $0.242         market
       02
 10/28/20            5000            $0.242         market
       02
 10/29/20            5000            $0.237         market
       02
 11/21/20            5000            $0.255         market
       02
 11/21/20            2500            $0.244         market
       02
 11/22/20           40000            $0.242         market
       02
                   237500